Exhibit 99.2

MGC Diagnostics Corporation
Employee Question & Answer Information Summary
(November 27, 2017)

1.                   Who is buying MGC Diagnostics Corporation (“MGCD”)?

MGCD announced today it has agreed to be purchased by affiliates of Altus Capital Partners, Inc. (“Altus”). Altus is a private equity firm that makes control investments in middle market manufacturing businesses.

2.                   How will this happen?

Altus will purchase all outstanding shares of MGCD for $11.03 per share in cash, or approximately $50.3 million. Under the terms of the merger agreement, Altus will commence a tender offer for all MGCD outstanding shares as promptly as possible after November 27, 2017. Upon completion of the transaction, which is expected to close in late 2017 or early 2018, MGCD will become a privately held company.

3.                   What happens to options under the MGCD 2007 Stock Incentive Plan?

Concurrently with the closing, shareholders of MGCD stock will receive cash in the amount of $11.03 per share. MGCD employees who have stock options will receive the value of the stock options following closing. The value will be determined by taking the difference between $11.03 and the option exercise price and multiplying the difference by the total number of option shares. The MGCD 2007 Stock Incentive Plan calls for immediate vesting of unvested shares upon a change in control.

4.                   What happens to restricted stock grants under the MGCD 2007 Stock Incentive Plan?

Concurrently with the closing, all restricted stock grants will vest and each holder of restricted stock grant will receive cash in the amount of $11.03 per share. The 2007 Stock Incentive Plan calls for immediate vesting of unvested restricted stock grants upon a change in control

5.                   When happens under the MGC Diagnostics Corporation Employee Stock Purchase Plan?

All shares that have issued under the Employee Stock Purchase Plan will receive Tender Offer materials.

Funds that have been withheld from employee paychecks under the current phase of the Employee Stock Purchase Plan will cashed out at closing. No further amounts will be will withheld under the ESPP.

6.                   How can I get more information about Altus, the Merger, and the Tender Offer?

Altus will be filing a Tender Offer Statement with the Securities and Exchange Commission. MGCD will be filing a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer.

MGCD shareholders are advised to read the Tender Offer Statement and the related Solicitation/Recommendation Statement, when those statements are made available to them. The Tender Offer Statement and the Solicitation/Recommendations Statement will contain important information that each investor should read carefully before making any decision with respect to the offer. These documents will be made available to all shareholders of MGCD at no expense to them. These documents will also be available at no charge on the SEC's web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from MGCD at 350 Oak Grove Parkway, Saint Paul, Minnesota, 55127-8599.

This Employee Question and Answer Information Summary is neither an offer to purchase nor a solicitation of an offer to sell shares of MGCD.